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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION

                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              GCR HOLDINGS LIMITED

                           (Name of Subject Company)

                            ------------------------

                                  EXEL LIMITED

                             EXEL ACQUISITION LTD.

                                   (Bidders)

                            ------------------------

                   ORDINARY SHARES, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                            ------------------------

                                  G3774N 10 0

                     (CUSIP Number of Class of Securities)

                            ------------------------

                             PAUL S. GIORDANO, ESQ.

                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL

                                  EXEL LIMITED

                                CUMBERLAND HOUSE

                              ONE VICTORIA STREET

                            HAMILTON HM 11, BERMUDA

                                 (441) 292-8515

          (Name, Address and Telephone Number of Person Authorized to

            Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:

                              IMMANUEL KOHN, ESQ.

                            CAHILL GORDON & REINDEL

                                 80 PINE STREET

                            NEW YORK, NEW YORK 10005

                                 (212) 701-3000

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on May 14, 1997, with the Securities and Exchange Commission (the "Schedule14D-1") by EXEL ACQUISITION LTD. (the "Purchaser"), a Cayman Islands company and a wholly owned subsidiary of EXEL LIMITED, a Cayman Islands company ("Parent"), to purchase all of the outstanding Ordinary Shares, par value $.10 per share (the "Shares"), of GCR HOLDINGS LIMITED, a Cayman Islands company (the "Company"), at a purchase price of $27.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and were filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4 is hereby amended and supplemented by adding thereto the following:

    (a)-(b) Certain of Parent's subsidiaries are entering into a Short Term Revolving Credit Agreement (the "Short Term Credit Agreement") between X.L. Insurance Company, Ltd. and X.L. Reinsurance Company, Ltd., subsidiaries of Parent, as Borrowers (the "Borrowers"); the Banks parties thereto from time to time (the "Banks"); and Mellon Bank, N.A., as Agent (the "Agent"), and a Revolving Credit Agreement between the Borrowers; the Banks; and the Agent (the "Revolving Credit Agreement" and, collectively, the "Credit Agreements").

    The Credit Agreements will provide that, subject to the terms thereof, the Borrowers may borrow funds in an aggregate amount under each of the Credit Agreements not to exceed U.S. $250,000,000. The commitments of the Banks under the Short Term Credit Agreement terminate in June 1998, and the commitments of the Banks under the Revolving Credit Agreement terminate in June 2002. Loans under the facilities will bear interest, at the Borrowers' option, based upon the Alternate Base Rate or Eurodollar Rate. As security for Borrowers' obligations under the Credit Agreements, including payment of principal and interest, each Borrower will sign a Promissory Note to each Bank. The Credit Agreements each contain customary representations and warranties; conditions; affirmative and negative financial and other covenants; and events of default. It is anticipated that borrowings under the Credit Agreements will generally be repaid from funds generated internally by Borrowers, and from other sources which may include other bank financings.

    There can be no assurance that the terms set forth above will be contained as described in the definitive documentation, and such documentation may include provisions in addition to those described.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(9)         --      Amended Offer to Purchase, dated June 5, 1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL LIMITED

                                By:  /s/ BRIAN M. O'HARA
                                     -----------------------------------------
                                     Name: Brian M. O'Hara
                                     Title: President and Chief Executive
                                     Officer

Dated: June 5, 1997

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL ACQUISITION LTD.

                                By:  /s/ BRIAN M. O'HARA
                                     -----------------------------------------
                                     Name: Brian M. O'Hara
                                     Title: President

Dated: June 5, 1997

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
 EXHIBIT                                                                                                  SEQUENTIAL
   NO.                                                  DESCRIPTION                                       PAGE NUMBER
---------             --------------------------------------------------------------------------------  ---------------
(a)(9)        --      Amended Offer to Purchase, dated June 5, 1997.

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